UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Archaea Energy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03940F103

(CUSIP Number)

Yevgeniy V. Nikulin

BP Products North America Inc.

501 Westlake Park Boulevard

Houston, TX 77079

+1 (832) 619-3640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03940F103	Page 1 of 11

1	NAME OF REPORTING PERSONS BP Products North America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF	7	SOLE VOTING POWER 0 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 34,671,776 (1) (2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,671,776 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9% (1) (2) (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 5 of this Schedule 13D.

(2)	Beneficial ownership of 34,671,776 shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”) of Archaea Energy Inc. (the “Company”) is being reported hereunder solely because BP Products North America Inc. (“BPPNA”) may be deemed to have beneficial ownership of such shares as a result of the Voting and Support Agreement (as defined below) with certain stockholders of the Company (the “Supporting Stockholders”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by BPPNA that it is the beneficial owner of such Class A Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The 34,671,776 Class A Shares referenced above consist of (i) 434,377 Class A Shares that are owned by the Supporting Stockholders, (ii) 2,441,789 Class A Shares issuable upon the exercise of warrants owned by the Supporting Stockholders, and (iii) 31,795,610 Class A Shares issuable upon the redemption or exchange of Class A Units (“Opco Units”) of LFG Acquisition Holdings LLC, a Delaware limited liability company and a subsidiary of the Company (“Opco”), that are owned by the Supporting Stockholders (together with the concurrent cancellation of an equal number of shares of Class B Common Stock, par value $0.0001 per share (“Class B Shares”) of the Company).

(3)	Based on the quotient obtained by dividing (a) the number of Class A Shares set forth in Row (11) by (b) the sum of (i) 81,589,127 Class A Shares outstanding as of October 13, 2022, as reported by the Company in the Merger Agreement (as defined below), which is attached hereto as Exhibit 99.1 and which was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 17, 2022, and (ii) the number of Class A Shares referenced in clauses (ii) and (iii) of the second paragraph of note (2) above.

CUSIP No. 03940F103	Page 2 of 11

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”) of Archaea Energy Inc. (the “Company”). The principal executive office of the Company is located at 4444 Westheimer Road, Suite G450, Houston, Texas 77027.

ITEM 2.	IDENTITY AND BACKGROUND

(a)       BP Products North America Inc., a corporation incorporated under the laws of the State of Maryland (“BPPNA” or the “Reporting Entity”), is filing this statement.

(b)       The principal business address of the Reporting Entity is 30 South Wacker Dr., Chicago, IL, 60606. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Entity is set forth on Schedule A hereto and incorporated by reference herein.

(c)       The Reporting Entity is primarily engaged in transportation, refining, manufacturing, marketing and distribution of hydrocarbons and hydrocarbon-related products.

(d)-(e) During the last five years, neither the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Items 4 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 3.

On October 16, 2022, in connection with the execution of the Merger Agreement (as defined below), the Reporting Entity entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with the following stockholders of the Company (together, the “Supporting Stockholders”): (i) Stork Partners LLC, (ii) Rothwell-Gornt LLC, (iii) Richard Walton, (iv) Struan & Company, LLC, (v) Green Eyed Devil LLC, (vi) McCarthy Biogas Holdings LLC, (vii) Brian McCarthy, (viii) Daniel Joseph Rice, IV, (ix) Shalennial Fund I, L.P., and (x) Daniel J. Rice IV 2018 Irrevocable Trust.

The number of Class A Shares that the Reporting Entity may be deemed to beneficially own as a result of the Voting and Support Agreement is 34,671,776.

The Class A Shares beneficially owned by the Supporting Stockholders have not been purchased by the Reporting Entity, and thus no funds were used for such purpose. The Reporting Entity has not paid any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting and Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Entity that it is the beneficial owner of such Class A Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 03940F103	Page 3 of 11

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 4.

Merger Agreement

On October 16, 2022, the Company and Opco entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Entity, Condor RTM Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Entity (“Merger Sub”), and Condor RTM LLC, a Delaware limited liability company and a wholly owned subsidiary of the Reporting Entity (“Opco Merger Sub”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Company Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Reporting Entity, and Opco Merger Sub will be merged with and into Opco (the “Opco Merger”, and together with the Company Merger, the “Mergers”), with Opco continuing as the surviving company (the “Surviving Opco”) and an indirect wholly owned subsidiary of the Reporting Entity.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Company Merger (the “Effective Time”), (i) each share of common stock, par value $1.00 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one share of common stock of the Surviving Corporation, (ii) each Class A Share that is issued and outstanding as of immediately prior to the Effective Time (other than any Class A Shares that are held by the Company as treasury stock or owned by the Reporting Entity, Merger Sub, Opco Merger Sub or any other subsidiaries thereof, or any Class A Shares as to which appraisal rights have been properly exercised in accordance with Delaware law), will be automatically cancelled, extinguished and converted into the right to receive $26.00, without interest thereon (the “Per Share Price”), (iii) each Class A Share that is held by the Company as treasury stock or owned by the Reporting Entity, Merger Sub, Opco Merger Sub or any other subsidiaries thereof, in each case, as of immediately prior to the Effective Time, will be automatically cancelled and extinguished without conversion thereof or consideration paid therefor and (iv) each Class B Share will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Opco Merger (the “Opco Merger Effective Time”), (i) each Opco Unit held by a holder other than the Company or any of its subsidiaries (such holders, the “Specified Opco Holders”) issued and outstanding as of immediately prior to the Opco Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to the Per Share Price, (ii) each Opco Unit held by the Company or any of its subsidiaries immediately prior to the Opco Merger Effective Time will become an equivalent number of limited liability company interests of the Surviving Opco held by the Company, as the Surviving Corporation in the Company Merger, and (iii) all of the limited liability company interests of Opco Merger Sub will automatically be cancelled, extinguished and converted into limited liability company interests of Surviving Opco, such that the aggregate number of limited liability company interests of Surviving Opco to be held by the Reporting Entity immediately following the Opco Merger Effective Time shall represent the same percentage of the outstanding limited liability company interests of Surviving Opco immediately following the Opco Merger Effective Time as the percentage of Opco Units held by the Specified Opco Holders immediately prior to the Opco Merger Effective Time.

CUSIP No. 03940F103	Page 4 of 11

The closing of the Mergers (the “Closing”) is conditioned on certain conditions, including (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Class A Shares and Class B Shares voting together as a single class, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) approvals and clearances by the Federal Energy Regulatory Commission and (iv) other customary conditions for a transaction of this type, such as the absence of any legal restraint prohibiting the consummation of the Mergers and the absence of any “Company Material Adverse Effect” (as defined in the Merger Agreement).

The Merger Agreement contains certain customary termination rights for the Company and the Reporting Entity, including (i) if the Company Merger is not consummated by 11:59 p.m., New York City time, on July 16, 2023 (subject to an automatic extension until October 16, 2023 under certain circumstances for the purpose of obtaining certain regulatory approvals), (ii) if the required approval by the holders of a majority of the outstanding shares of the voting capital stock of the Company (the “Requisite Stockholder Approval”) is not obtained, (iii) if the other party breaches its representations, warranties or covenants in a manner that would cause the conditions to the Closing set forth in the Merger Agreement to not be satisfied and fails to cure such breach or (iv) if any legal restraint prohibiting the consummation of the Mergers has become final and non-appealable. In addition, subject to compliance with certain terms of the Merger Agreement, (A) the Merger Agreement may be terminated by the Company (prior to obtaining the Requisite Stockholder Approval) in order to enter into a definitive agreement providing for a superior proposal and (B) the Merger Agreement may be terminated by the Reporting Entity if the Company’s board of directors changes its recommendation.

The foregoing description of the Merger Agreement and the Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1, and which was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on October 17, 2022 and incorporated herein by reference.

Voting and Support Agreement

On October 16, 2022, in connection with the execution of the Merger Agreement, the Reporting Entity and the Supporting Stockholders entered into the Voting and Support Agreement, pursuant to which the Supporting Stockholders have agreed, among other things, to vote all outstanding Class A Shares and all Class B Shares owned by them (i) in favor of the approval and adoption of the Merger Agreement, (ii) in favor of adjournment or postponement of any meeting at which there are insufficient votes to achieve the approval and adoption of the Merger Agreement, (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in any of the conditions to the Mergers not being fulfilled or not being capable of being fulfilled or a breach of a material obligation or agreement of the Company contained in the Merger Agreement, and (iv) against any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement. In the event that any Supporting Stockholder fails to vote their shares in accordance with the foregoing, such Supporting Stockholder shall be deemed to have irrevocably granted to, and appointed, the Reporting Entity and any designee thereof as the proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Supporting Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) such shares in accordance and consistent with the Voting and Support Agreement, with respect to matters specified in clauses (i)-(iv).

The Voting and Support Agreement will terminate automatically at the Effective Time or upon the occurrence of certain events, including any termination of the Merger Agreement in accordance with its terms.

The number of Class A Shares that the Reporting Entity may be deemed to beneficially own as a result of the Voting and Support Agreement is 34,671,776.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Voting and Support Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. 03940F103	Page 5 of 11

Other Agreements

In connection with the entry by the Company and Opco into the Merger Agreement, on October 16, 2022, the Company, Opco and Continental Stock Transfer & Trust Company (the “Warrant Agent”) entered into Amendment No. 1 to Warrant Agreement (the “Warrant Agreement Amendment”), to which the Reporting Entity is an express third party beneficiary. The Warrant Agreement Amendment amends the Warrant Agreement, dated as of October 21, 2020 (the “Warrant Agreement”), by and between the Company (formerly known as Rice Acquisition Corp.), Opco (formerly known as Rice Acquisition Holdings LLC) and the Warrant Agent, to provide that, immediately following the Opco Merger Effective Time, each warrant that is issued and outstanding immediately prior to the Effective Time will be automatically redeemed for the right to receive an amount, in cash, as specified in the Warrant Amendment Agreement. Following the Effective Time, no warrant shall entitle the holder thereof to receive any equity or other securities of the Company, Opco or any of their affiliates and all Warrants will be cancelled and cease to exist. In addition, pursuant to the Warrant Agreement Amendment, the Warrant Agreement (except with respect to the right to receive the “Per Warrant Redemption Amount” (as defined in the Warrant Agreement)) will be automatically terminated immediately following the Opco Merger Effective Time. In the event the Merger Agreement is terminated in accordance with its terms, the Warrant Agreement Amendment will automatically terminate and become null and void.

The foregoing description of the Warrant Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Warrant Agreement Amendment, a copy of which is attached hereto as Exhibit 99.3, and which was included as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 17, 2022, and incorporated herein by reference.

General

Following the Effective Time, the Reporting Entity intends to, among other things (i) cause the delisting of Class A Shares from New York Stock Exchange, (ii) contribute and transfer to the Surviving Corporation all limited liability company interests in the Surviving Opco that are held by the Reporting Entity, and (iii) make modifications to the governance and management of the Surviving Corporation, the Surviving Opco or their respective subsidiaries in a manner consistent with the policies and practices of the Reporting Entity, which may include, among other things, amending the organizational documents of the Surviving Corporation, the Surviving Opco or their respective subsidiaries and removing and replacing the directors and officers of the Surviving Corporation, the Surviving Opco or their respective subsidiaries. During the pendency of the Mergers, the Reporting Entity may take actions to comply with the Reporting Entity’s obligations and enforce the rights of the Reporting Entity under the Merger Agreement.

Except as described in this Schedule 13D and in connection with the transactions contemplated by the Merger Agreement and the Voting and Support Agreement, at this time neither the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Entity and each person listed on Schedule A hereto reserves the right to develop such plans).

CUSIP No. 03940F103	Page 6 of 11

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate percentage of Class A Shares described in this Schedule 13D that the Reporting Entity may be deemed to beneficially own is based on 81,589,127 Class A Shares outstanding as of October 13, 2022, as reported by the Company in the Merger Agreement, and assuming exercise of 2,441,789 warrants owned by the Supporting Shareholders and the exchange or redemption of 31,795,610 Opco Units owned by the Supporting Stockholders for Class A Shares on a one-for-one basis (together with the concurrent cancellation of an equal number of Class B Shares).

Immediately prior to the execution of the Voting and Support Agreement, the Reporting Entity did not own any Class A Shares. However, as a result of entering into the Voting and Support Agreement on October 16, 2022, under the definition of “beneficial ownership” as set forth in Rule 13d¬3 under the Act, the Reporting Entity may be deemed to have beneficial ownership with respect to a total of 34,671,776 Class A Shares, which represents in the aggregate approximately 29.9% of the Class A Shares deemed to be outstanding as described in the prior paragraph.

To the knowledge of the Reporting Entity, none of the individuals identified on Schedule A hereto beneficially own any Class A Shares.

(c)       Except as described herein, neither the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons set forth on Schedule A hereto has effected any transaction in Class A Shares during the past 60 days.

(d)       Except with reference to the Merger Agreement and the Voting and Support Agreement and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, to the knowledge of the Reporting Entity, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares beneficially owned by the Reporting Entity as described in this Item 5.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except for the agreements and transactions described in this Schedule 13D, to the knowledge of the Reporting Entity, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 03940F103	Page 7 of 11

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Agreement and Plan of Merger, dated October 16, 2022, by and among BP Products North America Inc., Condor RTM Inc., Condor RTM LLC, Archaea Energy Inc., and LFG Acquisition Holdings LLC (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K on October 17, 2022 and incorporated herein by reference).

99.2	Voting and Support Agreement, dated October 16, 2022, by and among BP Products North America Inc. and the stockholders listed on signature pages thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on October 17, 2022 and incorporated herein by reference).

99.3	Amendment No. 1 to Warrant Agreement, dated as of October 16, 2022, by and among Archaea Energy Inc., LFG Acquisition Holdings LLC and Continental Stock Trust Transfer & Trust Company (filed as exhibit 10.2 to the Company’s Current Report on Form 8-K on October 17, 2022 and incorporated herein by reference).

CUSIP No. 03940F103	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2022

BP Products North America Inc.

By:	/s/ Susan Baur
Name:	Susan Baur
Title:	Vice President

CUSIP No. 03940F103	Page 9 of 11

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the directors or board members and executive officers of BP Products North America Inc. are set forth below.

Directors

Name	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Aleida Garza Rios, Director	501 Westlake Park Blvd Houston, TX 77079	SVP Engineering of the Reporting Entity	USA
Amber Russell, Director	4459 Esquire Cir Naperville, IL 60564	SVP Refining of the Reporting Entity	USA
Dawn M. Constantin, Director	201 Helios Way Houston, TX 77079	VP Regulatory Affairs, Partnerships & Low Carbon of the Reporting Entity	Canadian
Stephanie Curulewski, Director	30 S Wacker Dr Chicago, IL 60606	VP Future Midstream and Strategy of the Reporting Entity	USA
Tom Pennington, Director	501 Westlake Park Blvd Houston, TX 77079	SVP Planning & Performance Management of the Reporting Entity	USA

CUSIP No. 03940F103	Page 10 of 11

Executive Officers

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Amber Russell, Chairman and President	4459 Esquire Cir Naperville, IL 60564	SVP Refining	USA
Theresa Hernandez, Vice President and Chief Financial Officer	501 Westlake Park Blvd Houston, TX 77079	Head of US Corporate Secretariat and Special Counsel	USA
Anh Thu Dang, Treasurer	501 Westlake Park Blvd Houston, TX 77079	CF Senior Advisor	USA
Jason Eric Alvarado, Secretary	501 Westlake Park Blvd Houston, TX 77079	Counsel, Corporate Governance	USA
Nicholas John Burgin, Vice President and General Tax Officer	501 Westlake Park Blvd Houston, TX 77079	VP Tax Operations	United Kingdom of Great Britain
Ajay Joshi, Vice President	30 S Wacker Dr Chicago, IL 60606	VP Aviation Americas	USA
Bill Bolton, Vice President	30 S Wacker Dr Chicago, IL 60606	VP Finance & Risk, Refining Products & Low Carbon	United Kingdom of Great Britain; New Zealand
Brenda E. Head, Vice President	30 S Wacker Dr Chicago, IL 60606	VP midstream products solutions Americas	USA
Clive Christison, Vice President	30 S Wacker Dr Chicago, IL 60606	SVP Fuel Supply and Midstream	Australia; United Kingdom of Great Britain
Desmond T. Gillen, Vice President	4001 Cedar Point Rd Toledo, OH 43616	VP Refining, Toledo • P&O Refining - Toledo	United Kingdom of Great Britain
Donald Ray Martinez, Vice President	30 S Wacker Dr Chicago, IL 60606	VP Finance M&C Americas	USA
Donnie W. Brown, Vice President	2815 Indianapolis Blvd Whiting, IN 46394	VP Refining, Whiting	USA
Emily Macy Leung, Vice President	30 S Wacker Dr Chicago, IL 60606	GM America, bp pulse - Future Mobility & Electrification Americas	USA
Eric Robert Zimpfer, Vice President	4519 Grandview Rd Blaine, WA 98230	VP Refining, Cherry Point	USA

CUSIP No. 03940F103	Page 11 of 11

Gordon B. Ferguson, Vice President	501 Westlake Park Blvd Houston, TX 77079	VP Risk & Insurance	USA
Gregory Franks, Vice President	30 S Wacker Dr Chicago, IL 60606	SVP Mobility and Convenience, Americas	USA
Humberto Salvador Marroquin, Vice President	501 Westlake Park Blvd Houston, TX 77079	VP Mobility and Convenience West Coast	USA
Joseph Paul Sontchi, Vice President	30 S Wacker Dr Chicago, IL 60606	Portfolio Manager	USA
KaRan Reed, Vice President	501 Westlake Park Blvd Houston, TX 77079	AGC - Digital, Applied Sciences, Privacy & Brands	USA
Kathryn Stanphil, Vice President	30 S Wacker Dr Chicago, IL 60606	Americas Senior Regional Sales Manager	USA
Kevin Kapala, Vice President	30 S Wacker Dr Chicago, IL 60606	VP Mobility	USA
Mark Crawford, Vice President	501 Westlake Park Blvd Houston, TX 77079	SVP Legal People & Culture	USA
Naty Figueroa, Vice President	30 S Wacker Dr Chicago, IL 60606	VP Refining & Products Trading Americas	USA
Randall Young, Vice President	30 S Wacker Dr Chicago, IL 60606	Long Term Network Planning Manager	USA
Stephanie Curulewski, Vice President	30 S Wacker Dr Chicago, IL 60606	VP Future Midstream and Strategy	USA
Susan Renee Baur, Vice President	501 Westlake Park Blvd Houston, TX 77079	Company Secretary and Special Counsel	USA